Table of Contents
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2004

Commission file number: 1-10431

AVX CORPORATION SERP

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION SERP
INDEX

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AVX Corporation SERP

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the financial condition of AVX Corporation SERP (the “Plan”) at December 31, 2004 and 2003, and the income and changes in plan equity for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Atlanta, Georgia
March 31, 2005

AVX CORPORATION SERP
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2004

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
ASSETS:

Investments at fair value:

Other investments
(cost $2,983,687)	$3,101,749	$1,573	$1,609	$532,931	$301,380	$381,381	$467,346	$302,620	$311,938	$258,683	$172,512	$369,776
AVX Corporation
Common Stock
(cost $300,307)	253,966	253,966	---	---	---	---	---	---	---	---	---	---
Kyocera Corporation
American Depository
Shares (cost $398,643)	401,528	---	401,528	---	---	---	---	---	---	---	---	---

Total investments	3,757,243	255,539	403,137	532,931	301,380	381,381	467,346	302,620	311,938	258,683	172,512	369,776

Plan equity	$3,757,243	$255,539	$403,137	$532,931	$301,380	$381,381	$467,346	$302,620	$311,938	$258,683	$172,512	$369,776

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION SERP
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2003

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
ASSETS:
Investments at fair value:
Other investments
(cost $3,129,996)	$2,864,379	$ 5,287	$ 3,939	$481,194	$278,909	$388,770	$399,125	$257,445	$ 90,402	$483,542	$ 79,416	$61,258	$335,092
AVX Corporation
Common Stock
(cost $264,996)	293,343	293,343	-	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation
American Depository
Shares (cost $319,054)	276,241	-	276,241	-	-	-	-	-	-	-	-	-	-

Total investments	3,433,963	298,630	280,180	481,194	278,909	388,770	399,125	257,445	90,402	483,542	79,416	61,258	335,092

Plan equity	$3,433,963	$298,630	$280,180	$481,194	$278,909	$388,770	$399,125	$257,445	$ 90,402	$483,542	$ 79,416	$ 61,258	$335,092

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2004

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):
Dividends	$48,073	$2,841	$2,339	$2,830	$11,893	$ ---	$9,838	$5,387	$3,542	$23	$3	$1,081	$8,296
Interest	4,370	---	---	---	---	4,370	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	201,426	(76,982)	45,418	74,504	10,578	---	62,778	23,525	12,625	9,019	5,012	25,780	9,169
Total income (loss)	253,797	(74,141)	47,757	77,334	22,471	4,370	72,616	28,912	16,167	9,042	5,015	26,861	17,465

Employee Contributions	276,585	39,318	35,789	29,323	---	44,986	9,394	33,770	28,729	20,279	---	9,013	25,984

Deductions:
Benefit Payments	(207,174)	(8,268)	(5,387)	(14,335)	---	(56,745)	(16,602)	(22,596)	---	(71,293)	---	(11,948)	---

Income (loss) and changes in
plan equity	323,208	(43,091)	78,159	92,322	22,471	(7,389)	65,408	40,086	44,896	(41,972)	5,015	23,926	43,449
Transfer of funds from employee
investment elections, net	---	---	44,798	(40,585)	---	---	2,813	5,089	176,640	(182,887)	(84,431)	87,328	(8,765)

Plan equity at beginning of year	3,433,963	298,630	280,180	481,194	278,909	388,770	399,125	257,445	90,402	483,542	79,416	61,258	335,092

Plan equity at end of year	$3,757,243	$255,539	$403,137	$532,931	$301,380	$381,381	$467,346	$302,620	$311,938	$258,683	$ ---	$172,512	$369,776

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2003

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):

Dividends	$42,544	$2,503	$1,862	$935	$22,869	$ ---	$7,911	$3,414	$1,452	$ ---	$268	$259	$1,071
Interest	3,374	---	---	---	---	3,374	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	638,346	117,886	41,110	126,808	45,681	---	85,420	51,569	8,159	124,961	28,895	5,543	2,314
Total income (loss)	684,264	120,389	42,972	127,743	68,550	3,374	93,331	54,983	9,611	124,961	29,163	5,802	3,385

Employee Contributions	335,526	40,346	35,176	34,938	41,683	26,266	17,769	46,542	31,277	37,891	19,366	2,167	2,105

Deductions:
Benefit Payments	(140,904)	(6,787)	(4,458)	(12,720)	---	(55,449)	---	(6,257)	---	(55,233)	---	---	---

Income (loss) and changes in
plan equity	878,886	153,948	73,690	149,961	110,233	(25,809)	111,100	95,268	40,888	107,619	48,529	7,969	5,490
Transfer of funds from employee
investment elections, net	---	(1,232)	---	1,943	(327,171)	(437)	(195)	(1,668)	(145)	(1,547)	(52,439)	53,289	329,602

Plan equity at beginning of year	2,555,077	145,914	206,490	329,290	495,847	415,016	288,220	163,845	49,659	377,470	83,326	---	---

Plan equity at end of year	$3,433,963	$298,630	$280,180	$481,194	$278,909	$388,770	$399,125	$257,445	$90,402	$483,542	$79,416	$61,258	$335,092

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2002

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income (loss):

Dividends	$41,421	$2,059	$1,497	$4,853	$23,240	$---	$5,869	$2,460	$984	$106	$353
Interest	6,284	---	---	---	---	6,284	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	(590,444)	(177,713)	(33,233)	(142,921)	7,397	---	(31,378)	(40,743)	(3,350)	(133,089)	(35,414)
Total income (loss)	(542,739)	(175,654)	(31,736)	(138,068)	30,637	6,284	(25,509)	(38,283)	(2,366)	(132,983)	(35,061)

Employee Contributions	370,161	42,466	36,170	26,406	47,494	25,359	20,559	55,239	29,787	54,697	31,984

Deductions:
Benefit Payments	(67,731)	(9,846)	---	(2)	---	(55,480)	---	(2,401)	---	(2)	---

Income (loss) and changes in
plan equity	(240,309)	(143,034)	4,434	(111,664)	78,131	(23,837)	(4,950)	14,555	27,421	(78,288)	(3,077)

Plan equity at beginning of year	2,795,386	288,948	202,056	440,954	417,716	438,853	293,170	149,290	22,238	455,758	86,403

Plan equity at end of year	$2,555,077	$145,914	$206,490	$329,290	$495,847	$415,016	$288,220	$163,845	$49,659	$377,470	$83,326

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION SERP
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Corporation SERP (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
The Plan was established January 1, 1998 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits. Any employee eligible to participate in the AVX Corporation Retirement Plan whose annual compensation is in excess of $205,000 (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Plan. An employee who, in prior years, becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. The Company is the Plan’s sponsor and Plan administrator. HSBC Bank USA (the "Trustee") is the Plan’s trustee and record keeper.

Deferred Compensation Contributions
The Plan allows participants to defer receipt of all or a portion of annual compensation currently in excess of $205,000 (as such limit is defined by the Internal Revenue Code) otherwise payable by the Company to such employee.

Vesting
Each participant shall be fully vested and have a non-forfeitable interest in his account other than benefits paid to participants, which are recorded when paid.

Payment of Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.

Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Plan investments in any investment companies, unit investment trusts or similar investment funds are valued daily at their closing net asset values (or unit value) per share. Temporary cash investments in money market funds are valued at par, which represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

AVX CORPORATION SERP
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.	Investment Programs

As of December 31, 2004, the investment alternatives include the following:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations. This fund had six participants at December 31, 2004 and seven participants at December 31, 2003.

T. Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund had three participants at December 31, 2004 and 2003. This fund is no longer an investment alternative for future contributions.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks. This fund had eight participants at December 31, 2004 and ten participants at December 31, 2003.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general. This fund had three participants at December 31, 2004 and 2003.

Templeton Foreign Equity Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. This fund had eight participants at December 31, 2004 and 2003.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund gives participants the opportunity to share in the success and growth of AVX. The fund’s value will fluctuate, based on the success of AVX and the stock market in general. This fund had twelve participants at December 31, 2004 and 2003.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential. This fund had seven participants at December 31, 2004 and six participants at December 31, 2003.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had nine participants at December 31, 2004 and ten participants at December 31, 2003.

AVX CORPORATION SERP
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 Index by investing in each of the index’s 500 stocks according to each stock’s weighting in the index. This fund had eight participants at December 31, 2004 and nine participants at December 31, 2003.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies. This fund had no participants at December 31, 2004 and four participants at December 31, 2003. This fund is no longer an investment alternative for future contributions.

Lord Abbett Mid-Cap Value Fund: The Lord Abbett Mid-Cap Value Fund seeks capital appreciation. Under normal circumstances, the fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion. This fund had five participants at December 31, 2004 and four participants at December 31, 2003.

PIMCO Total Return Fund: The PIMCO Total Return Fund seeks maximum total return by investing primarily in fixed income securities of varying maturities. This fund had four participants at December 31, 2004 and three participants at December 31, 2003.

The Plan’s realized losses for the years ended December 31 were as follows:

	2004	2003	2002
Proceeds	$1,582,831	$1,014,794	$159,314
Aggregate cost	1,736,094	1,047,784	163,051
Realized losses	$ (153,263)	$ (32,990)	$ (3,737)

The Plan’s unrealized appreciation (depreciation) of investments at December 31 was as follows:

	2004	2003	2002
AVX Corporation Common Stock	$ (46,341)	$ 28,347	$ (92,024)
Kyocera ADS	2,885	(42,813)	(84,945)
Other investments	118,062	(265,617)	(774,451)
Total unrealized appreciation (depreciation)	$ 74,606	$(280,083)	$(951,420)

Net appreciation (depreciation) in fair value of investments on the Statement of Income and Changes in Plan Equity with Fund Information represents realized losses and the cumulative change in unrealized appreciation (depreciation) for the respective years.

4.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

AVX CORPORATION SERP
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.	Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

6.	Transactions with Parties-In-Interest
Amounts of American Depository Shares of Kyocera Corporation, the Company’s majority stockholder, held by the Plan at December 31 were as follows:

	2004	2003
Shares	5,216	4,123
Market value per share	$76.98	$67.00
Market value	$401,528	$276,241

Amounts of AVX Corporation common stock held by the Plan at December 31 were as follows:

	2004	2003
Shares	20,156	17,650
Market value per share	$12.60	$16.62
Market value	$253,966	$293,343

7.	Risks and Uncertainties

The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the statement of financial condition with fund information. The market value of the Plan's assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION SERP
  (Name of Plan)

BY:	/S/ KURT P. CUMMINGS
Kurt P. Cummings
Member of Administrative Committee

Date: March 31, 2005

AVX CORPORATION SERP
SCHEDULE I - INVESTMENTS
As of December 31, 2004

Description	Number of shares/units	Market value	Percentage of Net Assets
Short -term Temporary Investments	3,287	$3,287	0.1%
T. Rowe Price Spectrum Income Fund	24,928	301,380	8.0%
Vanguard Treasury Money Market Fund	381,276	381,276	10.1%
Janus Balanced Fund	14,679	311,938	8.3%
Janus Fund	10,528	258,683	6.9%
Seligman Equity Value Portfolio	45,863	532,931	14.2%
Templeton Foreign Equity Fund	37,996	467,346	12.4%
Vanguard 500 Index Fund	2,711	302,620	8.1%
Lord Abbett Mid-Cap Value Fund	7,623	172,512	4.6%
PIMCO Total Return Fund	34,656	369,776	9.8%
AVX Corporation Common Stock	20,156	253,966	6.8%
Kyocera ADS	5,216	401,528	10.7%
Total Investments		$3,757,243